Exhibit 99.1

For Immediate Release

Company name: DAIICHI SANKYO COMPANY, LIMITED

Representative: Takashi Shoda, President and Representative Director

(Code no.: 4568, First Section, Tokyo, Osaka and Nagoya Stock Exchanges)

Please address inquiries to Toshio Takahashi, Corporate Officer in Charge,

Corporate Communications Department

Telephone: +81-3-6225-1126

Future Business Prospects of the Hyperlipidemia Drug Pravastatin in the United States

Tokyo, February 17, 2006 – DAIICHI SANKYO COMPANY, LIMITED has announced today that the exclusive sales period for the hyperlipidemia drug Pravachol® (Japanese brand name: Mevalotin®), that is supplied by its subsidiary Sankyo Co., Ltd. (President: Yasuhiro Ikegami; hereafter Sankyo) to Bristol-Myers Squibb Company (hereafter BMS), in the United States is coming to an end as of April 20, 2006, and an agreement has been reached between BMS and Watson Pharmaceuticals, Inc. for the sale of generic versions of Pravachol® within the United States.

Sankyo is supplying the active constituent for pravastatin to BMS, which is in turn selling it in the United States and throughout the world. Sankyo will continue to supply the active constituent of pravastatin through BMS.

Reference

BMS Web site: http://www.bms.com/

Watson Pharmaceuticals, Inc. Web site: http://www.watsonpharm.com/